January 6, 2012

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur-Pedic International Inc.
Form 10-K for the year ended December 31, 2010
Form 10-Q for the quarter ended September 30, 2011
Form 8-K filed on April 28, 2011

File No. 1-31922

Dear Mr. Decker:

Set forth below are the responses of Tempur-Pedic International Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated December 14, 2011, with respect to the financial statements and disclosures contained in the above referenced reports (the “Subject Reports”) filed by the Company. To ease your review, we have repeated the Staff’s comments below in bold print and followed each comment with our response.

I.	Responses to Comment Letter dated December 14, 2011

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009, page 24

1.	In future filings, please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in your discussion of general, administrative and other expenses, you indicate that general, administrative and other expenses increased $14.4 million or 15.1% due to a larger bonus pool, stock based compensation and fees associated with financing programs, professional fees related to strategic research partially offset by a lower level of bad debt expense. However, it is not clear how much of the change is related to each of these items.

Response: In future filings, beginning with our December 31, 2011 Annual Report on Form 10-K, where the Company provides multiple factors that contribute to fluctuations within each line of operating expenses, we will quantify the impact of each significant factor where appropriate. The following is an example of our revised disclosures using the example the Staff referenced above:

General, administrative and other expenses increased to $109.8 million for the year ended December 31, 2010 as compared to $95.4 million for the year ended December 31, 2009, an increase of $14.4 million, or 15.1%. The increase in General, administrative and other expenses are primarily a result of an increase in salaries and associated expenses of $6.3 million and fees associated with financing programs in our Direct sales channel of $4.3 million, both of which were driven by our strong operating performance. In addition, an increase in professional fees related to strategic research studies of $1.9 million and our ongoing investments in information technology of $3.4 million also contributed to this increase. The effects of these items have been partially offset by a decrease in bad debt expense of $5.4 million which reflects the improved condition of our receivables portfolio.

Liquidity and Capital Resources, page 29

Liquidity, page 29

2.	Since your foreign operations appear to be significant, please disclose in future filings the following:

•	The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;

•	You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and

•

Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response: In future filings, beginning with our December 31, 2011 Annual Report on Form 10-K, we will expand our discussion in the Liquidity section of Management’s Discussion and Analysis for the items noted in the Staff’s comment. The example below relates to the Company’s financial position at December 31, 2010:

At December 31, 2010, total cash and cash equivalents was $53.6 million, of which $6.7 million was held in the U.S. and $46.9 million was held by subsidiaries outside of the U.S. The amount of cash and cash equivalents held by subsidiaries outside of the U.S. and not readily convertible into other foreign currencies, including the U.S. Dollar, is not material to our overall liquidity or financial position. If these funds are needed for our U.S. operations, we may be required to accrue and pay U.S. taxes to repatriate these funds. Our intent is to permanently reinvest these funds outside of the U.S., with the possible exception of funds that have been previously subject to U.S. federal and state taxation. Our current plans do not demonstrate a need to repatriate cash held by our foreign subsidiaries in a taxable transaction to fund our U.S. operations. Our U.S. cash flows continue to be sufficient to fund our domestic operations and obligations, including investing and financing activities such as debt service and share repurchases.

Critical Accounting Policies and Estimates, page 33

Long-lived Assets, page 34

3.	In future filings, please revise your disclosure on page 34 to clarify, if true, that the fair value of each of your reporting units and tradenames substantially exceeds their carrying value.

Response: In future filings, beginning with our December 31, 2011 Annual Report on Form 10-K, we will expand our discussion in our Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis for the items noted in the Staff’s comment. We will revise the last paragraph under our Long-Lived Assets policy as follows:

We have determined that our reporting units for allocation of goodwill are our North American and International operating segments. The most recent annual impairment tests indicated that the fair values of each of our reporting units and tradename (which has an indefinite life) were substantially in excess of their carrying values. Despite that excess, however, impairment charges could still be required if a divestiture decision were made or other significant economic event were made or occurred with respect to one of our reporting units. Subsequent to our October 1 annual impairment test, no indications of an impairment were identified.

4.	In future filings, please revise your disclosure on page 34 to clarify, if true, that your reporting units for goodwill impairment testing are your operating segments, which also happen to be your reportable segments. If your operating segments are not also your reportable segments, please supplementally explain.

Response: In future filings and as outlined in our response to Staff comment No. 3, beginning with our December 31, 2011 Annual Report on Form 10-K, we will include disclosure that the Company reviews goodwill for impairment based on its identified reporting units, which include our North America and International operations. These operating segments represent our two reportable segments.

Financial Statements

Note 1(n) – Revenue Recognition, page F-9

5.	You disclose that all shipping and handling costs are included in cost of sales. Please also disclose in a footnote in future filings what other types of amounts are included in cost of sales. In doing so, please disclose whether you include other costs of your distribution network, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general, administrative and other expenses.

Please show us supplementally what your revised disclosure will look like.

Response: We include in cost of sales all costs associated with our distribution network, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs. In response to the Staff comment above, we will add the following footnote to our existing “Summary of Significant Accounting Policies” within our consolidated financial statements beginning in our December 31, 2011 Annual Report on Form 10-K.

(o) Cost of Sales. Costs associated with Net sales are recorded in Cost of sales. Costs of sales includes the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods during the period, as well as depreciation and amortization of long-lived assets used in these processes.

6.	In future filings, please disclose the line items in the statement of income that include depreciation and amortization. If a portion is not allocated to cost of sales, please also refer to the guidance in SAB Topic 11:B. Please show us supplementally what your revised disclosure will look like.

Response: We allocate depreciation and amortization associated with the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods to costs of sales. Other depreciation and amortization is allocated within each line item of operating expenses. In future filings, beginning with our December 31, 2011 Annual Report on Form 10-K, we will include the appropriate reference in the cost of sales policy footnote described in response to Staff comment No. 5. In addition, beginning in our December 31, 2011 Annual Report on Form 10-K, we will expand our current “Property, plant and equipment” policy section within our existing “Summary of Significant Accounting Policies” footnote as follows:

The Company allocates depreciation and amortization to cost of sales and within each line item of operating expenses.

Note 15 – Business Segment Information, page F-27

7.	It appears that segment information is available at the pre-tax income level and reviewed by the chief operating decision maker, as it is disclosed in your Form 10-K on page F-24. In future filings, please present the pre-tax income of each segment in the segment footnote. Please also revise your MD&A to discuss with quantification the business reasons for changes between periods in the pre-tax income of each segment. Please show us supplementally what your revised disclosure will look like, including your MD&A for 2010 as compared to 2009.

Response: We will include the table addition below to our segment footnote disclosures in future filings, beginning with our December 31, 2011 Annual Report on Form 10-K, to include income before income taxes.

The following table summarizes Income before income taxes by segment:

	Year Ended December 31,
	2010	2009	2008
Income before income taxes
North America	$137,697	$49,703	$20,715
International	93,168	78,334	86,707

	$230,865	$128,037	$107,422

In addition, we will include the following paragraph in our MD&A disclosures in future filings, beginning with our December 31, 2011 Annual Report on Form 10-K, to discuss the business reasons for changes between periods to income before income taxes of each segment:

Income before income taxes. Income before income taxes for the year ended December 31, 2010 increased to $230.9 million from $128.0 million for the same period in 2009, an increase of $102.8 million, or 80.3%. North America income before income taxes for the year ended December 31, 2010 increased to $137.7 million from $49.7 million for the same period in 2009, an increase of $88.0 million, or 177.0%. International income before income taxes for the year ended December 31, 2010 increased to $93.2 million from $78.3 million for the same period in 2009, an increase of $14.8 million, or 18.9%. The increase in income before income taxes was a result of the items discussed above.

8.	In future filings, please disclose your U.S. and foreign sales and long-lived assets as required by ASC 280-10-50-41.

Response: Substantially all of our net sales from external customers and long-lived assets included in our segment footnote for our North American segment relate to our U.S. operations. We will provide the following revisions to our segment footnote disclosures in future filings, beginning with our December 31, 2011 Form 10-K, including the table addition for long-lived assets.

The Company operates in two business segments: North America and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations. The North American segment consists of the two U.S. manufacturing facilities and our North American distribution subsidiaries. Substantially all of the net sales from external customers and long-lived assets included in the tables below for our North American segment relate to our U.S. operations. The International segment consists of the manufacturing facility in Denmark, whose customers include all of the distribution subsidiaries and third party distributors outside the North American segment. The Company evaluates segment performance based on Net sales and Operating income.

The following table summarizes Long-lived assets by segment:

	December 31, 2010	December 31, 2009
North America	$383,420	$370,289
International	57,600	60,316

	$441,020	$430,605

Form 10-Q for the Period Ended September 30, 2011

General

9.	Please address the above comments in your interim filings as well, as applicable.

Response: In future interim filings, we will include all applicable disclosures pursuant to each of our responses provided above.

8-K Filed on April 28, 2011

10.	It does not appear that you have amended your Item 5.07 Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise. Refer to Item 5.07(d) of Form 8-K.

Response: Based on the Staff’s comment, the Company promptly filed an amended Form 8-K to report its decision regarding the frequency of say-on-pay votes. The Company respectfully advises the Staff that going forward the Company intends to report its decision regarding the frequency of a stockholder vote on say-on-pay in the initial Form 8-K filing that reports the voting results for the annual meeting in which such an advisory vote regarding the frequency of future say-on-pay takes place or in amended Form 8-K filed in compliance with Item 507(d) of Form 8-K.

The Company also respectfully notes to the Staff that the Company believed it had disclosed its intention to hold future say-on-pay votes annually in its proxy statement. The Company had concluded in its proxy statement that an advisory vote on executive compensation that occurs every year is the most appropriate for the Company and the Company’s Board of Directors recommended that the stockholders vote for an annual advisory vote on executive compensation and that proposal was overwhelming adopted by stockholders.

In connection with the above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (859) 514-4757 with any questions you may have.

Sincerely,

/s/ Dale E. Williams

Dale E. Williams

Chief Financial Officer